

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

August 28, 2008

via U.S. mail and facsimile

Jeffrey M. Lipton, Chief Executive Officer
Nova Chemicals Corporation
1550 Coraopolis Heights Road
Moon Township, Pennsylvania, 15108

> **RE: Nova Chemicals Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 1-13064**

Dear Mr. Lipton:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

> Sincerely,
>
>
> Terence O'Brien
> Accounting Branch Chief